FIFTH & PACIFIC COMPANIES, INC.

December 18, 2012

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20849-7010

Attn:            Cecilia Blye

Chief Office of Global Security Risk

Re:                Fifth & Pacific Companies, Inc.

f/k/a Liz Claiborne, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No.: 1-10689

Dear Ms. Blye:

We have received your letter of December 12, 2012 (“Comment Letter”) with respect to the Fifth & Pacific Companies, Inc. (formerly known as Liz Claiborne, Inc.), Annual Report on Form 10-K for the Year Ended December 31, 2011. We provide in this letter for your consideration our response with respect to your comments. For your convenience, we have included the text of your comments.

1.                                   Please tell us about any contacts with Iran, Syria, or Sudan since your letters to us of May 27, 2009 and July 24, 2009.  As you know, Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that Syria’s Makasari Group states on its website that it is the exclusive franchisee for Mexx in Syria; that until October 2011 you owned Mexx; and that your 10-K states that you now own 18.75% of Mexx. We also note that Exhibit G to a Pledge and Security Agreement filed as Exhibit 4.4 to a Form 10-Q for the quarter ended April 2, 2011 lists among your intellectual property trademarks applied for or registered in Iran, Syria and Sudan.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letters, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements.  For instance, we note that Majid Al Futtaim’s website states that it operates Juicy Couture stores in the Middle East, and recent news articles report that Majid Al

United States Securities and Exchange Commission

December 18, 2012

Futtaim operates stores and is developing projects in Iran and Syria. Your response should describe any products or services you have provided to Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Since the letters of May 27, 2009 and July 24, 2009, Fifth & Pacific Companies, Inc., formerly known as Liz Claiborne, Inc. (the “Company”) has not provided any products or services to any customer in Syria, Iran or Sudan, is not aware of any affiliate or distributor doing so, and does not anticipate having any contacts with Iran, Syria or Sudan.

Concerning Mexx branded products, we have been advised by Mexx Europe B.V. (“Mexx”), that neither Mexx nor MAF Fashion LLC (“MAF Fashion”)  (a United Arab Emirates entity headquartered in Dubai to whom Mexx sells products to for re-sale in the Middle East) sells any Mexx products to any customers in Iran, Sudan, or Syria, including to Syria’s Makasari Group (“Makasari”).

Moreover, we reviewed the Makasari website and would note that it includes a reference to Al Kadri Trading Co. As you will recall from our July 24, 2009, letter, Mexx Europe B.V., granted to MAF Fashion the right to operate retail stores and the right to sub-franchise to third parties in Syria. MAF Fashion granted Marwan Al Kadri Trading Company (“Al Kadri”) the right to operate a retail store bearing the Mexx tradename in Syria. From 2007 to 2008, Mexx sold non-U.S. origin products to MAF Fashion, who then sold products to Marwan Al Kadri.  Such products were shipped by Mexx Europe to MAF Fashion from outside the United States.  In 2008, MAF determined to cease doing business with Al Kadri. Despite such termination Al Kadri continued to advertise on its website that it was a franchisee of Mexx product. Based on our review of the Makasari website, we suspect that Makasari is associated with Al Kadri and as such has continued the misleading practice of advertising that it has rights to sell Mexx branded products in Syria.

With respect to Exhibit G to the Pledge and Security Agreement, an application for registration of the “Liz Claiborne” trademark was made in Iran (in 2004), an application for registration of the “Monet” trademark was made in Syria (in 2005), and a registration for the “Monet” trademark was effectuated in Sudan (in 1991).  These actions were taken solely to protect the Company’s intellectual property rights in those countries and were not taken for the purpose of preparing to sell products in such countries.  In the future, the Company may make other similar protective filings in such countries.

Lastly, Majid Al Futtaim (“MAF”), a United Arab Emirates entity headquartered in Dubai is licensed the right to operate retail stores in the Middle East bearing the “Juicy Couture” tradename, but is prohibited from operating  Juicy stores in Iran or Syria unless permitted under the laws of the United States.

United States Securities and Exchange Commission

December 18, 2012

Moreover, the agreement with MAF does not include any rights to operate in Sudan.

The Company is not aware of any agreements, commercial arrangements, or other contacts with the governments of Iran, Sudan or Syria or any entities controlled by the governments of such countries.

2.                                   Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

As discussed in our response to Comment 1 above, the Company is not aware of any contact with Iran, Syria or Sudan, as the Company does not provide any products or services to any customer in Syria, Iran or Sudan and is not aware of any affiliate or distributor doing so, nor is the Company aware of any contacts with the governments of those countries or entities controlled by those countries.

*      *     *

As per your request, the Company acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 18, 2012

If you have any questions regarding our response, please contact me directly at 201-295-7833.

Sincerely,

/s/ Christopher T. Di Nardo
Christopher T. Di Nardo
Vice President – Deputy General Counsel

CTD/ac

cc:                             William McComb

Nicholas Rubino